File No. 73-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U-57

NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

Filed under Section 33(a) of the Public Utility Holding Company Act of 1935, as amended

Cardinal Power of Canada, L.P.

(Name of foreign utility company)

Item 1:  STATE THE NAME OF THE ENTITY CLAIMING FOREIGN UTILITY COMPANY STATUS, ITS BUSINESS ADDRESS, AND A DESCRIPTION OF THE FACILITIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS. TO THE EXTENT KNOWN, IDENTIFY EACH PERSON THAT HOLDS FIVE PERCENT (5%) OR MORE OF ANY CLASS OR VOTING SECURITIES OF THE FOREIGN UTILITY COMPANY AND DESCRIBE THE AMOUNT AND NATURE OF THE INTEREST.

Name and Business Address:

Cardinal Power of Canada, L.P.

c/o Reservoir Capital Group, LLC

650 Madison Avenue

New York, NY 10022

Description of Facilities:

Cardinal Power of Canada, L.P. (“Cardinal Power”), a limited partnership formed under the laws of the State of Delaware, owns and operates a 150 megawatt gas-fired cogeneration facility (“Facility”) located in Cardinal, Ontario, Canada. Cardinal Power also owns a 115 kilovolt transmission line that links the Facility with the Ontario Hydro transmission grid.

Ownership:

Cardinal Power previously was an indirect, wholly-owned subsidiary of Sithe Energies, Inc. (“Sithe”). Effective January 14, 2004, 100% of Sithe’s indirect interest in

Cardinal Power was transferred to RQ Luxembourg S.a.r.l. (“RQ Luxembourg”), which is a wholly-owned subsidiary of RQ Canada, LLC (“RQ Canada”), which in turn, is owned approximately 83% by Reservoir Capital Partners, L.P. and 17% by Reservoir Capital Master Fund, L.P., each of which is a private investment fund that makes investments in various industry sectors.

Cardinal Power hereby files with the Securities and Exchange Commission (the “Commission”) pursuant to Section 33 of the Public Utility Holding Company Act of 1935 (“1935 Act”), this Form U-57 for the purpose of notifying the Commission that is a “foreign utility company” within the meaning of Section 33 of the Act.

Cardinal Power does not derive and will not derive any part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale, or the distribution at retail of natural or manufactured gas for heat, light or power, within the United States. In addition, Cardinal Power does not and will not own or operate any facilities located in the United States that are used for such purposes. Cardinal Power therefore is not and will not be a public utility company operating within the United States.

Item 2:  STATE THE NAME OF ANY DOMESTIC ASSOCIATE PUBLIC UTILITY COMPANY AND, IF APPLICABLE, ITS HOLDING COMPANY, AND A DESCRIPTION OF THE RELATIONSHIP BETWEEN THE FOREIGN UTILITY COMPANY AND THE COMPANY, AND THE PURCHASE PRICE PAID BY ANY SUCH DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY FOR ITS INTEREST IN THE FOREIGN UTILITY COMPANY.

Cardinal Power is not an associate of any domestic public-utility company. No state certifications are required under Section 33(a)(2) of the Public Utility Holding Company Act of 1935.

The Commission is requested to mail copies of all correspondence relating to this Notification to:

Craig Huff

Adeel Qalbani

Reservoir Capital Group, LLC

650 Madison Avenue

New York, NY 10022

Phone: (212) 610-9010

Fax: (212) 610-9020

e-mails:	chuff@reservoircap.com
aqalbani@reservoircap.com

and

Orlan M. Johnson

Milbank, Tweed, Hadley & McCloy LLP

1825 Eye Street, NW Suite 1100

Washington, DC 20006

Phone: (202) 835-7522

Fax: (202) 835-7586

e-mail: ojohnson@milbank.com

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SIGNATURE

Cardinal Power of Canada, L.P. has duly caused this statement to be signed on its behalf by the undersigned thereunto. After reasonable inquiry, and to the best of my knowledge and belief, I certify on January 20, 2003 that the information set forth in this Notification is true and complete.

By:	/S/ ORLAN M. JOHNSON
Orlan M. Johnson
Milbank, Tweed, Hadley & McCloy
1825 Eye Street N.W. Suite 1100
Washington, D.C. 20006

Date:  January 21, 2004